Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Sell Four MR Product Tankers and to Purchase Four MR Newbuilding Vessels

MONACO, Nov. 06, 2025 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has entered into agreements to sell four of its 2014 built MR product tankers and has agreed to purchase four MR newbuilding resales with deliveries in 2026 and 2027.

Vessel Sales

The Company has entered into agreements to sell four 2014 built scrubber-fitted MR product tankers, STI Battery, STI Venere, STI Milwaukee and STI Yorkville, for $32.0 million per vessel. The sales are expected to close within the first quarter of 2026. These vessels are financed on the Company’s 2023 $225.0 Million Revolving Credit Facility and there is currently $7.3 million of debt outstanding per vessel.

Newbuilding MRs

The Company has agreed to purchase four scrubber-fitted MR newbuildings, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. The purchase price is $45.0 million per vessel and the expected deliveries are one vessel in each of the second and third quarters of 2026, and the first and second quarters of 2027.

Emanuele Lauro, Chairman and Chief Executive Officer, commented “The sale of older MR vessels, together with the acquisition of modern, scrubber-equipped newbuildings, enhances the fleet’s age profile and overall quality while requiring minimal incremental capital expenditure.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 99 product tankers (38 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 9.6 years. The Company has entered into agreements to sell five MR and two LR2 product tankers, which are expected to close in the fourth quarter of 2025 and first quarter of 2026. Additional information about the Company is available on the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, including without limitation the potential expenses incurred under the recently implemented port fee regimes in the United States and China that may be applicable to certain of our vessels, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the continued uncertainty related to the conflict between Israel and Hamas and hostilities between Israel and Iran, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com